Filed by: Gaz de France

pursuant to Rule 165 and Rule 425(a)

under the Securities Act of 1933, as amended

Subject Company: SUEZ

Exchange Act File Number: 001-15232

Date: October 16, 2006

On October 13, 2006, Gaz de France and Suez issued the following joint press release.

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on May 5, 2006 (under no: R.06-050) and in the Document de Référence and its update filed by Suez on April 11, 2006 (under no: D.06-0248), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 26, 2006. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

* * * *

PRESS RELEASE

Commitments submitted to the European Commission totally preserve the common industrial rationale of SUEZ and Gaz de France

Paris, October 13th 2006 - Today, Gaz de France and SUEZ have made the following undertakings as a result of the discussions held with the European Commission since the announcement of their proposed merger, which are now completed. The two groups confirm the current interest of these undertakings which are totally in line with their industrial rationale:

-	The new Group would sell the 25.5% interest owned by Gaz de France in the capital of SPE.

-	The new Group would sell the participation held by SUEZ in Distrigaz. However, it would possess 70 TWh supplied by long-term contracts held by Distrigaz. In this way, it would be able to cover all Electrabel’s gas supply requirements for supplying its power stations and its customers.
For information, Gaz de France and SUEZ total sales amounted to over 1,100 TWh in 2005 (749 for Gaz de France and 365 for SUEZ, including 210 for Distrigaz). The new Group would keep all its residential customers in Belgium.

-	The new Group would reinforce its interest in the Zeebrugge terminal, one of Europe’s biggest, from 51 to 60%, with the creation of a company, Fluxys International, which owns the LNG terminal at Zeebrugge, the hub manager and other activities outside Belgium. It would have a 45% interest in Fluxys S.A. (owner of regulated infrastructures in Belgium), whose independence in terms of management would be strengthened by additional conditions of governance. The new Group will continue to invest in developing the Zeebrugge terminal with the aim of doubling its capacity.

Moreover, the solutions concerning infrastructures and heating networks proposed on September 20th have been maintained:

•	Measures for facilitating access to the Zeebrugge hub; an undertaking to consult the market before the end of 2007 for building a second extension to the LNG terminal at Zeebrugge and reinforcing north-south transit capacity through Belgium; new storage capacity; improvements to rules of transparency on the Belgian market;

•	Transfer of Distrigaz & Co (which commercialises transit capacity on the Troll and RtR lines) to Fluxys; according to the MOU signed with Publigaz; application of the good conduct code to new transit contracts in Belgium;

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•	Transfer of the Gaz de France interest (25%) in Segeo (owner of the gas pipeline running through Belgium and connecting the Dutch and French frontiers) to Fluxys ;

•	Substantial development of additional storage capacities in France by Gaz de France for accompanying future market development and an extensive increase in unloading and regasification capacities for the Montoir de Bretagne terminal, whose present capacity of 8 billion m3 will be increased to 12 billion m3 at medium term, and then to 16 billion m3.

•	Division of methane terminal management business in France into subsidiary companies, as per the model adopted in 2005 for the transport network (GRT gaz) and, in the near future, the distribution grid operators (GRD) in the perspective of opening the market completely in 2007. Gaz de France has already turned the terminal at Fos Cavaou into a subsidiary.

•	Sale of the Cofathec heating networks (the Cofathec Coriance subsidiary is responsible for managing public service delegation contracts for heating networks to local authorities).

This proposal is coherent with the merger’s industrial logics:

•	The new Group will possess diversified, well-balanced energy supply equipment, more especially based on the convergence between gas and electricity. In this way, it will be able to contribute to energy supply security on its markets. It will possess substantial potential for development, notably in LNG and in developing dual energy offers (gas and electricity) in Europe and especially in France.

•	The new Group will keep the essential part of its production capacity and its international supply sources for gas.

•	In priority, all assets subject to disinvestment would be exchanged against other assets, in gas especially, that would strengthen the Group’s position on European markets. Therefore, the new Group would have an industrial dimension equivalent to a combination of the two existing groups.

•	The new set-up will possess human and financial resources of sufficient size for achieving an ambitious development target in the context of the current consolidation in the European energy sector.

•	The new Group will be the European leader in gas, N° 5 in electricity and world leader in LN gas.

After consulting the consultative committee, the Commission will announce its decision on November 24 at the latest.

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Press Contacts :

Suez	Gaz de France
France : +33(0)1 40 06 66 51
Belgium : +32 2 370 34 05	Press Office : +33(0)1 47 54 24 35

Contacts Analystes :

Suez	Gaz de France
Relations with Investors: +33(0)1 40 06 64 89	Relations with Investors: +33(0)1 47 54 79 04

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France on May 5, 2006 (under no: R.06-050) and in the Document de Référence filed by Suez on April 11, 2006 (under no: D.06-0248), as well as under “Risk Factors” in the Annual Report on Form 20-F for 2005 that Suez filed with the SEC on June 26, 2006. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

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